

November 9, 2023

Mike Wiedemer
Vice President and Chief Financial Officer
United States Lime & Minerals, Inc.
5429 LBJ Freeway, Suite 230
Dallas, Texas 75240

> **Re:  United States Lime & Minerals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 000-04197**

Dear Mike Wiedemer:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022 Filed February 23, 2023

Item 1. Business, page 2

1.  Please revise to include the following disclosure with your mineral property summary disclosure:

    • aggregate (total) annual production for the properties during each of the three most recently completed fiscal years as required by Item 1303(b)(2)(i) of Regulation S-K, and
    • resources disclosed exclusive of mineral reserves as required by Item 1303(b)(3)(ii) of Regulation S-K.

2.  Please revise to include the following disclosure for each material property:

    • the location accurate to within one mile using an easily recognizable coordinate system, and a map(s) with appropriate engineering detail for each material property as required by Item 1304(b)(1)(i) of Regulation S-K,
    • the total cost or book value of the material property as required by Item 1304(b)(2)(iii) of Regulation S-K, and

- resources reported exclusive of reserves as required by Item 1304(d)(2) of Regulation S-K.

Exhibit Index
Exhibit 96.1 to 96.4, page 54

3. We note that your mineral resources are presented inclusive of mineral reserves. In a technical report summary mineral resources may be presented inclusive on mineral reserves, however they should also be presented exclusive of mineral reserves as required by Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K. Please revise accordingly.

4. We note that the point of reference established for your mineral resources and mineral reserves in each technical report summary is shot limestone delivered to the primary crusher. Additionally we note that the processing and recovery section of each technical report summary has not been included, however language has been included in each technical report summary stating that the process plant and description does not apply to the report as the mines deliver shot limestone to the primary crusher.

   The technical report summaries should assess the property from the point of mineral extraction up to the first point of material external sale, including processing, transportation, and warehousing, as suggested in the materiality analysis in Item 1301(c)(3) of Regulation S-K, and included in Table 1 to paragraph (d) of Item 1302. Based upon the disclosures in your annual filing it does not appear that shot limestone is a product that is sold externally, therefore your technical report summaries should include a description of your processing facilities.

   We also note that the price selected by your qualified person is a price associated with crushed limestone, which does not correlate to the point of reference selected for mineral resources and mineral reserves. For example the price associated with crushed limestone is a saleable product price, and your reserves and resources are reported as shot limestone delivered to the primary crusher, prior to processing, and do not include process recovery factors or processing costs in your cash flow analysis.

   Please consult with your qualified person and obtain revised technical report summaries that include your processing operations, along with necessary revisions to your recovery factors and costs.

5. Please disclose the accuracy level of the capital and operating cost estimates, as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation